

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3233

December 16, 2015

<u>Via E-mail</u>
Mr. Simon J. Misselbrook
Chief Financial Officer
Cole Credit Property Trust V, Inc.
2325 East Camelback Road, Suite 1100
Phoenix, AZ 85016

> **Re: Cole Credit Property Trust V, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed March 31, 2015**
> **File No. 333-189891**

Dear Mr. Misselbrook:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2014</u>

<u>Financial Statements</u>

<u>Note 2 – Summary of Significant Accounting Policies</u>

Concentration of Credit Risk, page F-11

1. We note that as of December 31, 2014, Walgreens accounted for 24% of your gross annualized rental revenue and that as of September 30, 2015, a tenant accounted for 19% of 2015 gross annualized rental revenue. Please tell us whether any groups of properties rented to a single tenant represent more than 20% of your total assets as of December 31, 2014. To the extent you do have a significant asset concentration leased to a single tenant, please tell us whether you have considered providing full audited financial

statements of that tenant or including a statement referring investors to a publicly-available website with the lessee's SEC filed financial information.

Note 4 – Real Estate Acquisitions, page F-14

2. We note you acquired 79 properties for approximately $384 million during 2014. We also note, from your Schedule III, that many of the properties were acquired on the same acquisition date on which other of the Registrant's properties were acquired. Please clarify if there were properties acquired in a related or group transaction. If so, please tell us how you assessed materiality in the aggregate when individual properties were individually insignificant and how you assessed the need to provide financial statements pursuant to Rule 3-14 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate & -
  Commodities